November 22, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn:  Christina Fettig

Re:	The Merger Fund (Registration Nos. 002-76969 and 811-03445), The Merger Fund VL (Registration Nos. 333-102461 and 811-21279) and WCM Alternatives: Event-Driven Fund (Registration Nos. 333-187583 and 811-22818) (each a “Fund” or “Registrant,” and collectively, the “Funds” or “Registrants”)

Dear Ms. Fettig

On June 29, 2016, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Grant Garber of Ropes & Gray LLP, counsel to the Funds, regarding (i) the December 31, 2015 annual reports to shareholders filed under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-CSR (the “Annual Report”), (ii) certain disclosures in the Funds’ most recently filed prospectuses under the Act, and (iii) the March 31, 2016 quarterly fact sheet of the WCM Alternatives: Event-Driven Fund.  The Fund appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Fund’s responses are set forth below.

1.	Comment: Why was an amended N-CSR filed on March 11, 2016 for WCM Alternatives: Event-Driven Fund and not for the N-CSR filings for The Merger Fund or The Merger Fund VL for the same period?

Response: The shareholder report of WCM Alternatives: Event-Driven Fund within the initial N-CSR filing included an immaterial error (an incorrect date) that did not relate to any other fund’s report.   Accordingly, an amended N-CSR was filed for WCM Alternatives: Event-Driven Fund only.

November 22, 2016

2.	Comment: In future filings for each Fund please specify in the “Standardized Performance Summary” charts in the Annual Report that “Expenses Before Investment Related Expenses” are net of fee waivers. This comment also applies to the “Financial Highlights” tables.

Response: The Funds expect to incorporate this requested change in their future reports to shareholders.

3.	Comment: The letter to shareholders discloses that the expense ratios are calculated as of the Funds’ most recent prospectuses. In future filings please include a statement that such expense ratios may differ from the more recent expense ratios reported in the “Financial Highlights”.

Response: The requested disclosure will be incorporated in the Funds’ next report to shareholders.

4.	Comment: In future filings please provide specific detail regarding the performance of each Fund in each Fund’s letter to shareholders, including, for example, how the Fund performed against its benchmark.

Response: Each Fund will consider the Staff’s comment in preparing its next letter to shareholders.

5.	Comment: If a Fund invests a significant portion of its assets in derivative instruments, please disclose that fact in the letter to shareholders and discuss the impact such investments had on performance during the reporting period. See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The Funds’ use of derivative instruments has typically been related to the merger-arbitrage or other event-driven investments it seeks to establish.  In that regard, the derivative instruments held by the Funds have primarily been used to establish investment exposure to the spread between the value at which a target company’s shares currently trade and the value of the cash or securities shareholders of the target company will receive upon successful completion of the proposed merger or used to otherwise establish efficient investment or risk management exposure in lieu of a cash investment.  Accordingly, the Funds’ disclosure to shareholders of investment risks has historically focused on, among other things, a discussion of the investment adviser’s ability to evaluate the outcome of proposed events, such as mergers. The Funds will, however, evaluate whether to include in future reports disclosure regarding how the Funds’ derivative positions have affected the Funds’ performance if, for example, the derivative instruments themselves or a counterparty default materially affect a Fund’s performance.

November 22, 2016

6.	Comment: The Annual Report states that The Merger Fund is a diversified investment company. In prior years, The Merger Fund was described as a non-diversified investment company. Please explain supplementally to the Staff how The Merger Fund became diversified. Further, Note 1 of the Annual Report states that WCM Alternatives: Event-Driven Fund “is a no-load, open-end, non-diversified investment company…” (emphasis added). However, Page 13 states, “[d]iversification does not assure a profit, nor does it protect against a loss in a declining market.” Please reconcile these two statements.

Response: The Merger Fund was invested in a manner consistent with that of a diversified investment company continuously for three years.  The Merger Fund respectfully refers the Staff to Rule 13a-1 under the 1940 Act.  As to the statements in the Annual Report regarding WCM Alternatives: Event-Driven Fund, the Fund respectfully submits that the statements are not necessarily inconsistent.  Registered investment companies classified as non-diversified investment companies can hold diversified portfolios of investments. Nonetheless, the Fund will seek to clarify the disclosure in future reports to shareholders.

7.	Comment: The footnote to the “Portfolio Composition” charts in each Annual Report states: “[d]ata expressed as a percentage of long common stock, corporate bonds and swap contract positions as of December 31, 2015.” In future filings, please consider specifying what investment instruments are excluded when calculating the portfolio composition.

Response: The Funds intend to reconsider the presentation of the chart and will consider the Staff’s comment in formulating the Fund’s next report to shareholders.

8.	Comment: The narratives to the “Expense Examples” for The Merger Fund and WCM Alternatives: Event-Driven Fund state that the expenses shown “do not reflect any transactional costs, such as redemption fees.” In future filings, please consider modifying this disclosure in the narrative if these Funds do not charge for transaction costs.

Response: The Funds will consider the Staff’s comment in preparing their next reports to shareholders.

9.	Comment: In future filings, please consider modifying the “Schedule of Swap Contracts” to disclose the Funds’ payment obligations under each swap contract in anticipation of certain RIC modernization rules that will require such disclosure when they become effective.

Response: The Funds’ are currently evaluating the anticipated RIC modernization rules and expect to adopt the proposed derivatives reporting requirements when they are finalized.

November 22, 2016

10.	Comment: In Note 2 of the “Notes to the Financial Statements” the Funds include a figure for “Long Total Return Swap Contracts” in the column reporting “Monthly Average Notional Value.” Please add disclosure regarding any Short Total Return for Swap Contracts or explain why such disclosure is not included.

Response: The requested disclosure will be incorporated in the Funds’ next report to shareholders.

11.	Comment: In Note 3 of the “Notes to the Financial Statements” the Funds state that ordinary operating expenses exclude “extraordinary expenses.” In future filings, consider defining “extraordinary expenses” since this definition was recently removed from the accounting literature.

Response: The Funds respectfully submit that Note 3 continues to describe the terms of the relevant agreement accurately.  The Funds will consider revising the disclosure in the future if the terms of the agreement are amended.

12.	Comment: In responding to Item 2 of Form N-CSR, the Funds should specifically disclose whether there have been any amendments made to the Code of Ethics or affirmatively confirm that no amendments were made.

Response: The Funds respectfully submit that Item 2 does not require the referenced disclosure.  Nonetheless, the Funds will consider the Staff’s comment in preparing their next filings on Form N-CSR.

13.	Comment: In responding to Item 4 of Form N-CSR, please consider providing more information regarding the accounting services the Funds receive (e.g., return of excise calculation, review of tax return, etc.).

Response: The Funds will consider the Staff’s comment in preparing their next filings on Form N-CSR.

14.	Comment: The Merger Fund and The Merger Fund VL disclose in their “Principal Investment Strategies” that under normal market conditions they seek to invest at least 80% of their total assets principally in equity securities. Please explain why, as of the most recent reporting date, both Funds had less than 80% of their total assets invested in common stocks.

Response: The Funds’ principal investment strategies involve investing in merger-related transactions that often close on or near calendar quarter ends.  Accordingly, the Funds often receive significant amounts of cash on or soon before financial statement reporting dates that may take some time to re-invest.  This factor contributed substantially to each Fund’s position on the reporting date.   The Funds respectfully refer the Staff to the following language that appears within the Funds’ prospectuses “The Fund may also hold a significant amount of cash or short-term investments immediately after the closing of a number of transactions in which it has invested, such as at calendar quarter or year ends.”

November 22, 2016

15.	Comment: The Merger Fund’s prospectus discloses that it invests in forward contracts and swaps, but does not include specific risks associated with investing in these instruments. Instead, these instruments are included in the Fund’s general “Derivatives Risk” disclosure. In comparison, the Fund includes specific risks for short selling and options. Please explain supplementally to the Staff why the Fund does not disclose specific risks of investing in forward contracts and swaps.

Response: The Funds’ current practice is generally to organize the discussion of a Fund’s principal risks around the risks themselves rather than the specific instruments a Fund may use in pursuing its principal investment strategies.  The Funds respectfully submit that this practice is consistent with Form N-1A requirements.

16.	Comment: In the “Summary of Key Terms” in the WCM Alternatives: Event-Driven Fund’s Quarterly Fact Sheet, available at www.westchestercapitalfunds.com, please disclose that certain items are excluded in calculating the total operating expenses figure.

Response: The Fund intends to revise the table in a manner consistent with the comment.

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Please direct any questions concerning this letter to the undersigned at (415) 315-2323.

Very truly yours,

/s/ Grant Garber
Grant Garber